August 20, 2021

Mr. Mark Rakip

Mr. Andrew Blume

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:	Plug Power Inc.
Form 10-K for Fiscal Year Ended December 31, 2020
Filed May 14, 2021
Form 8-K filed November 9, 2020
File No.001-34392

Dear Mr. Rakip and Mr. Blume:

This letter is being submitted on behalf of Plug Power Inc. (the “Company,” “Plug,” “we,” “us,” or “our”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in your letter to the Company dated July 16, 2021. For your convenience, the Staff’s comments and the responses thereto are set forth sequentially below.

Form 10-K for the Fiscal Year Ended December 31, 2020

Explanatory Note

Restatement Background, page 3

1.	We note that you restated your unaudited consolidated financial statements as of and for the first three quarterly periods in each of 2020 and 2019 as a result of misstatements and that the financial statements included in your prior quarterly reports on Form 10-Q for the respective periods should no longer be relied upon due to such misstatements. Your prior quarterly reports on Form 10-Q included additional information about the quarterly periods, such as management’s discussion and analysis. Please tell us whether any of the misstated additional information included in the prior quarterly reports that is not addressed in this Form 10-K is material and how you considered that in the disclosure provided in this filing. For example, explain if the misstatements result in different trends from what was included within your previous results of operations discussions and whether that represents material information that should be disclosed.

Company Response:

In connection with preparing the Form 10-K, the Company reviewed the required quarterly disclosures (including Management’s Discussion and Analysis) in the Form 10-Qs for the first three quarters in each of 2019 and 2020 and made an assessment as to what misstated information should be addressed in the Form 10-K. Based on that review, the Company does not believe that any misstated additional information included in the prior quarterly reports that is not addressed in our Form 10-K is material. In considering whether any such misstated additional information should be disclosed in the Form 10-K, examples of what the Company considered include:

-	The misstatements did not have a material impact on revenue in any of the quarterly periods from prior quarterly reports on Form 10-Q.

-	Net loss attributable to common stockholders did not change materially in any quarterly periods from prior quarterly reports on Form 10-Q, with the exception of the quarter ended September 30, 2020. As a result of the restatement, net loss attributable to common stockholders for the quarter ended September 30, 2020 decreased approximately $25.8 million, primarily the result of an additional provision for loss accrual of approximately $20.8 million and an additional bonus expense accrual of approximately $5.3 million. The Company believes these two items were appropriately disclosed in the Form 10-K in the restated quarterly financial information included in Note 3 to the consolidated financial statements.

-	Trends in gross profit (loss) for the quarterly periods from prior quarterly reports on Form 10-Q did not change materially as a result of the misstatement. For example, the trend in total gross profit (loss) for each of the first three quarters in 2020 as compared to the comparable 2019 quarterly periods did not change. This is because the primary impact to gross profit (loss) from the restatement was the reclassification of R&D expense to cost of sales and this reclassification impacted all periods presented by comparable amounts.

As a result, the Company determined that the misstated additional information included in the prior quarterly reports that is not addressed in Form 10-K is not material to the previously filed interim financial information.

2.	We note your response to comment 2. Please provide us with additional information regarding the nature and key terms of your sale/leaseback and sale of future service revenue contracts with third-party financial institutions. For example, tell us if these items are negotiated together, how repayment allocations are specified in the contract, and the specific business purpose for the sale of revenue component.

Company Response:

The Company negotiates a sale/leaseback with a financial institution that includes the sale of equipment and future service revenue to be received from the end customer via a monthly Power Purchase Agreement (PPA) payment. These items are negotiated together as evidenced by a single contractual agreement and there is typically one amount in the contract that covers both the sale of equipment and the future service revenue. The payment from the financial institution for the future service revenue is classified on the Company’s consolidated balance sheet as a finance obligation, as opposed to deferred revenue, primarily because that portion of the contract does not represent a sale. Additionally, the Company has significant continuing involvement in the generation of cash flows that are due to the financial institution from the end customer contract and the financial institution’s rate of return is limited by the terms of the transaction (ASC 470-10-25-2). The proceeds from the financial institution are allocated between the sale of equipment and the sale of future service revenue based on the relative standalone selling prices of the equipment and service.

The investment in the equipment is eligible for an investment tax credit (ITC). However, the Company is unable to realize the benefit of the ITC itself as it does not have taxable income. The Company monetizes a portion of the ITCs through sale/leaseback transactions with financial institutions. The financial institution receives the ITC in a sale/leaseback transaction and the amount of the ITC is calculated based on the full amount paid for the equipment and the future services. Accordingly, the specific business purpose for including the future services revenue component in the sale/leaseback transactions is to maximize the economic benefit to the Company from the transfer of the ITC to the financial institution.

Internal Control Considerations, page 4

3.	You disclose that management identified a material weakness in your internal control over financial reporting (“ICFR”), resulting in the conclusion that your ICFR and disclosure controls and procedures (“DCP”) were not effective as of December 31, 2020. You also disclose on page 66 that certain of the identified deficiencies resulted in material misstatements that were identified and corrected in the consolidated financial statements as of and for each of the three years in the period ended December 31, 2020 and other historical periods. Please tell us whether the identified material weakness existed for reporting periods prior to fiscal 2020, and if so, how far back it existed.

Company Response:

The Company performed assessments of its ICFR as of December 31, 2019 and 2018 and did not identify any material weaknesses at those points in time. In connection with the Form 10-K, the Company performed the required assessment of its ICFR as of December 31, 2020, but did not reassess its ICFR for any prior periods. Given that there were material misstatements identified and corrected for the years ended December 31, 2018 and 2019 as noted in Item 9A of the Form 10-K, the Company believes that a reasonable inference can be made that the material weakness in its ICFR identified as of December 31, 2020 also existed during all or some portion of the years ended December 31, 2018 and 2019.

Critical Accounting Estimates

Impairment of Long-Lived Assets and PPA Executory Contract Considerations, page 61

4.	Please address the following comments related to your power purchase agreements (“PPA’s):

•	You disclose that you expect to recognize losses on your PPA arrangements and that you have not recognized a provision for the expected future losses under these revenue arrangements since they are considered “executory contracts”. Since you identify one of the “primary” sources of the losses as the maintenance component of the PPA agreements, clarify how you determined loss provisions should not be recognized pursuant to ASC 605-20-25-6. In helping us understand your accounting, tell us the specific products and/or services you offer to end users in PPA arrangements. Also, tell us if you account for your PPA arrangements with end users under ASC 842 or ASC 606 and explain in detail how you arrived at your determination. If the contracts are recognized under ASC 842 as indicated in your response to comment 4 in a previous letter dated May 8, 2019, clarify why your disclosures suggest the PPA’s are revenue arrangements under ASC 606. If the contracts are recognized under ASC 606, advise why this appears to contradict your earlier response letter.

Company Response:

Our PPA arrangements with customers require the Company to provide power to a customer’s forklift trucks. These are not a product maintenance contracts. In order to provide power to the customers’ forklift trucks, we provide fuel cell and hydrogen infrastructure equipment to a customer site and also provide service to ensure that this equipment is functioning. Customers pay a monthly fee to Plug for providing the equipment and service. The equipment deployed in providing these services is owned by the financial institution, not the PPA customer. This monthly fee is not separately priced by product or service, and the PPA is not considered an agreement to perform certain agreed-upon services to maintain a product for a specified period of time. As such, ASC 605-20-25-6 does not apply. Since the PPA’s are executory contracts, no provision for expected future losses is recognized.

The Company accounts for PPA arrangements with end users under ASC 606 and not under ASC 842. The equipment used to provide power to customers is not considered to be leased to those customers as the Company has substantive substitution rights. That is, individual units used in the PPA arrangements can be moved and used at different customer sites. The Company has both the practical ability to substitute other fuel cells and it can be economically beneficial for the Company to do so. The Company has a history of substituting individual units at different customer locations. As a result, the equipment used in the PPAs are not considered to be leases due to the Company’s substantive substitution rights. We acknowledge that we disclosed to the Staff in response to prior comments letters that we account for PPA’s under ASC 842. During our recent restatement process, we determined that PPA’s should be accounted for under ASC 606. Other than the amended disclosures in our most recently filed Form 10-K, there was no impact to the revenue recognized in our historical consolidated financial statements as both ASC 606 and ASC 842 resulted in the Company recognizing revenue on a straight-line basis.

•	We note your disclosure on page 60 that “assets deployed for certain PPA arrangements are not recoverable based on the undiscounted estimated future cash flows of the asset group” and that “the estimated fair value of the assets in the asset group equal or exceed the carrying amount of the assets or otherwise limit the amount of impairment that would have been recognized.” Explain to us in sufficient detail why you do not appear to have recognized any impairment losses related to assets with carrying values exceeding undiscounted estimated future cash flows. In doing so, clarify how you determine the PPA “asset group,” as defined in ASC 360-10-20, when performing your impairment assessments under ASC 360-10-35-17. If assets are not tested at the individual PPA level, please explain how your determined asset group represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets.

Company Response:

The asset group was determined to be at the warehouse/ customer site level, which management believes represents the lowest level for which the Company tracks financial operating information related to a group of long-lived assets and considers whether the asset group is capable of generating cash flows largely independent of other assets groups. This group of assets includes the right-of-use (ROU) assets resulting from leased back assets from financial institutions and certain Plug owned assets (whether deployed or pending deployment). In certain instances, assets sold to and leased back from one financial institution are deployed to multiple customer sites under a single PPA. In those cases, the related ROU asset balance associated with the leaseback from the financial institution is allocated to different customer sites based on the net cash flows generated by the specific assets

When an asset group fails the recoverability test, an impairment loss is recognized if the carrying amount of the asset group exceeds its fair value. However, individual assets within an asset group should not be written down below their fair value per ASC 360-10-35-28. The fair value of an ROU asset is the amount that a market participant would pay to have the use of that underlying asset for the remaining lease term without the obligation to make lease payments. Similarly, the fair value of fixed assets used to support these arrangements is the amount a market participant would pay for those assets (i.e., the exit price).

The ROU assets are recorded at lease commencement and amortized over their useful life. Plug owned assets used for the PPA arrangements and included in this analysis are recorded at cost at inception and amortized over the useful life.

To determine whether the fair value of these assets has decreased below their individual carrying value, the Company developed a model to monitor sales transactions for similar or the same equipment (direct sales and sale/leaseback transactions with financial institutions), which is indicative of the fair of the assets. These selling prices have a direct relationship with the associated ROU assets’ and fixed assets’ fair value assessment, i.e., the current transactions and trends represent what market participants are paying for these assets. The Company believes this is the best approach for assessing fair value given the nature of these assets and how they are used in this developing market as it maximizes the use of observable data.

The Company analyzed selling prices during the period from 2018 through 2020 and believes the pricing realized is within a reasonable range over that period and indicates no significant decline in values for certain deployed assets. Based on this analysis, the Company determined that there was no impairment for certain deployed PPA assets as of December 31, 2020. For deployed assets that did indicate a decline in selling prices, an impairment charge was recorded in 2020. In addition, the Company recorded an impairment charge in 2020 for certain other equipment that was not currently deployed under a PPA.

Notes to Consolidated Financial Statements

18. Warrant Transaction Agreements, page F-76

5.	We note that on December 31, 2020 you waived the remaining vesting conditions of the Amazon warrants, resulting in an additional $399.7 million reduction to revenue during fiscal 2020. Please address the following comments related to the immediate vesting of these warrants:

•	You disclose on page F-77 that you recognized the revenue reduction during fiscal year 2020 because you “concluded such amount was not recoverable from the margins expected from future purchases by Amazon under the Amazon Warrant, and no exclusivity or other rights were conferred to the Company in connection with the December 31, 2020 waiver.” Clarify for us what you mean by this statement and cite specific authoritative accounting guidance you relied upon in determining the timing of the vesting charge.

Company Response:

The vesting charge represented the fair value of warrants from the third tranche of the Amazon warrants (the “Third Tranche”) that either had yet to be expensed or were deferred as an asset because of a committed purchase of service. This amount represents consideration payable to the customer (Amazon) and does not meet the definition of an asset pursuant to Concept Statement 6. Since the amount did not meet the definition of an asset under Concept Statement 6, the Company determined that the amount should be recognized immediately in the Company’s income statement as a reduction to revenue. The waiver of the remaining vesting conditions did not change the fact that the Third Tranche still represents consideration payable to a customer (that was not received in exchange for a distinct good or service). As such, the Company considered the following guidance in ASC 606-10-32-27, which states:

32-27 Accordingly, if consideration payable to a customer is accounted for as a reduction of the transaction price, an entity shall recognize the reduction of revenue when (or as) the later of either of the following events occurs:

a.	The entity recognizes revenue for the transfer of the related goods or services to the customer.

b.	The entity pays or promises to pay the consideration (even if the payment is conditional on a future event). That promise might be implied by the entity’s customary business practices.

The above recognition guidance is based on the premise that the consideration payable to a customer relates to a current contract(s) (or probable contract(s)) with that customer and that the revenue reduction associated with the customer payment is recoverable under the contract(s). The waiver agreement was explicit that in exchange for the waiver, Amazon had no obligation to make any future purchases.

The Company estimated probable future payments as of December 31, 2020 from Amazon for the purchase of goods and services to be $124.4 million for purposes of accounting for the modification of a share based payment award, which included the evaluation of the number of warrants that were probable of vesting immediately prior to the waiver (i.e. a probable-to-probable Type I modification) versus the number that were not deemed probable of vesting (i.e. an improbable-to-probable Type III modification). Therefore, the Company considered whether any basis exists to support recognizing the fair value measure of the Third Tranche as an asset based on this probability assessment. In doing so, the Company considered the following guidance from FASB Concept Statement 6 (par. 25), which states:

25. Assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.

In addition, while not explicit in the paragraph above, the Company believes that the asset would need to be recoverable in the same manner in which contract acquisition costs are analyzed for recovery pursuant to ASC 340-40-25-5. Meaning, an entity should consider its margin (as opposed to gross revenue) to determine whether there is a basis to recognize an asset under Concept Statement 6.

The waiver of the remaining vesting conditions with Amazon did not contemplate any exclusivity between Amazon and the Company, nor did it require any new purchase orders or purchase commitments. Therefore, in contemplating probable future economic benefits, the Company believes it is appropriate to limit such amounts to the $124.4 million amount referenced previously. The Company considered its historical gross margin (loss) on these types of contracts with Amazon, which varies for sales of infrastructure and service contracts, and determined that the estimated margin is not sufficient to recover such amounts.

In addition, for illustrative, the Company evaluated the amount of future purchases that would be necessary to recover the cost of the Third Tranche warrant. Based on the estimated fair value measure of the Third Tranche and the historical gross margins for Amazon revenues, the Company calculated the breakeven amount of anticipated revenue that would be needed to recover the cost of the Third Tranche. See table below:

Sales of Fuel Systems	1,577,000,000
Estimated Margin (25%)	394,250,000

Services Revenue	323,000,000
Estimated Margin (1%)	3,230,000

Warrants Fair Value	399,688,048
Margin (-) Fair Value	-

Total Breakeven Revenue	1,900,000,000 plus

The estimated margins represent the middle of the range of the historical Amazon margins for the respective revenue streams. In addition, the sales mix between fuel systems and services (83%/17%) is the average sales mix for 2017-2019 consolidated revenue amounts. Under these assumptions, the breakeven amount of anticipated revenue necessary to breakeven on the cost of the Third Tranche is in excess of $1.9 billion. This illustration further supports the notion that the cost of the Third Tranche cannot reasonably be supported as an asset.

Based on this fact pattern and the lack of explicit guidance in ASC 606 related to the recoverability of consideration payable to a customer in scenarios where there is not a current contract or anticipated purchases from the customer that would represent a probable future benefit, the Company considered, by analogy, the interpretive guidance related to accounting for the timing of recognition of upfront payments to a customer, including TRG Paper 59, TRG Paper 60 (TRG Paper 59, Question 1: How Should an Entity Account for Upfront Payments to a Customer? And TRG Paper 60, Topic 3: Payments to Customers), and KPMG Question 5.7.50 How should an entity account for a nonrefundable up-front payment to a customer or potential customer? These sources acknowledge that there may be fact patterns when an upfront payment to a customer may be appropriately recognize immediately in the income statement. However, such accounting is not a policy election and is based on the facts and circumstances of the transaction, including understanding the following: the reasons for the payment, the rights and obligations resulting from the payment (if any), the nature of the promise(s) in the contract (if any), and other relevant facts and circumstances for each arrangement when determining the appropriate accounting. The Company believes this framework is appropriate to consider by analogy given the Third Tranche could be viewed as an upfront payment given to a customer when no revenue contract is received in exchange.

To address these factors, the Company applied the framework included in a speech at the 2016 AICPA Conference on Current SEC and PCAOB Developments by Ruth Uejio, professional accounting fellow in the OCA, who provided the following commentary on accounting for payments to customers:

From my perspective, a company must first determine what the payment was made for. The following are some of the questions that OCA staff may focus on to understand the nature and substance of the payment:

1. What are the underlying economic reasons for the transaction? Why is the payment being made?

Response: Key factors in the Company approaching the waiver of the remaining vesting conditions was (1) the belief that that the warrants are not driving Amazon’s current spending patterns with the Company and (2) although the Company does not have purchase commitments (e.g., binding purchase orders) for $400 million of future revenue from Amazon, in effect, the Company anticipates eventually receiving future revenue of approximately $400 million associated with Amazon (albeit with a likelihood of less than ‘probable’). The Company believes these factors align with its view that by entering into the Waiver, the Company did not transfer any incremental value to Amazon that Amazon would not have received under the original terms. That is, the waiver of remaining vesting conditions does not result in any practical economic cost to the Company as the Company is accelerating what it already expected to happen.

2. How did the company communicate and describe the nature of the payment to its investors?

Response: The Company communicated the nature of the Third Tranche vesting as designated to end the rebate program with Amazon.

3. What do the relevant contracts governing the payment stipulate? Does the payment secure an exclusive relationship between the parties? Does the payment result in the customer committing to make a minimum level of purchases from the vendor?

Response: The waiver of remaining vesting conditions did not secure any incremental commitment or exclusivity from Amazon in exchange. The waiver of remaining vesting conditions did not represent any inducement between the Company and Amazon. The Company acknowledges one could take the alternative view that although not explicit, the waiver of remaining vesting conditions could be viewed as an incentive to secure business related to deployment of the Company’s GenKey fuel cell technology at additional Amazon distribution centers. However, Amazon is under no commitment as a result of the waiver of remaining vesting conditions.

4. What is the accounting basis for recognizing an asset, or recognizing an upfront payment immediately through earnings?

Response: The entire fair value measure of the Third Tranche should be recognized immediately through earnings (i.e., View B in TRG Paper 60 and KPMG Q&A 5.7.50) as the payment did not secure any additional binding purchase orders by Amazon and the probable future economic benefit amount associated with Amazon is not sufficient to recover the cost of the Third Tranche. That is, the Third Tranche fair value measure does not meet the definition of an asset pursuant to Concept Statement 6.

Once a company has determined the substance of the payment, I believe a company should account for the payment using an accounting model that is consistent with the identified substance of the payment and relevant accounting literature. Additionally, companies should establish accounting policies that are consistently applied. I’d highlight that there should be a neutral starting point in the accounting evaluation for these types of arrangements. I believe that registrants must carefully evaluate all of the facts and circumstances in arriving at sound judgments, and should perform the analysis impartially. Additionally, in my view “matching” is not a determinative factor to support asset recognition.

Response: Given the considerations documented above, the Company believes application of “View B” as discussed in TRG Paper 60 (Topic 3) is a reasonable application of the relevant accounting literature.

In addition to the factors above, the Company also considered the following additional points of consideration in evaluating whether it is appropriate to recognize an asset (referred to as “View A” below) or recognize immediately in the income statement (referred to as “View B”) from KPMG’s Question 5.7.50 How should an entity account for a nonrefundable up-front payment to a customer or potential customer?:

Concepts Statement 6 defines assets as “probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.” As such, based on the SEC speech, the TRG discussion, the definition of an asset and framework in Subtopic 340-40, we believe the following are factors (not exhaustive) that may indicate that View A is appropriate.

1. The payment is recoverable through the initial contract and/or future anticipated renewals. In order to meet the definition of an asset, the entity must be able to recover the asset through future cash flows. Furthermore, the entity needs to obtain or control those particular benefits. By entering into the initial contract, the entity obtained the control of an asset. However, in some instances the entity may only expect to recover the payment through future anticipated contracts. If the payment relates to initial and future anticipated contracts, the asset could be recoverable through cash flows related to both. While payments to customers are not in the scope of Subtopic 340-40, this concept is similar to the notion underlying costs to obtain contracts with customers. As such, we believe entities could look to both the initial and future anticipated renewals to assess the recoverability of the asset.

Analysis: As stated above, the waiver does not secure any incremental commitment or exclusivity from Amazon in exchange. While the Company has identified probable revenue amounts, the associated margins for such amounts do not provide a basis to recover the payment to Amazon (via the Third Tranche), and therefore, an asset doesn’t exist. This indicates View A is not appropriate.

2. The entity secures an exclusivity agreement and it is probable that the customer will make purchases sufficient to recover the payment. If the payment secures an exclusive relationship between the entity and its customer and it is probable the customer will order a sufficient number of goods or services to recover the payment, the payment would meet the definition of an asset as the entity has obtained a right that it controls and would benefit from that relationship.

Analysis: The Company did not secure an exclusivity agreement as a result of the Waiver, nor is it probable Amazon will make purchases sufficient to produce margins to recover the fair value of the Third Tranche. This indicates View A is not appropriate.

3. History of renewals/average customer life. If the entity has a history or renewals with similarly situated customers, an average customer life longer than the initial contract term might indicate the payment relates to future expected renewals. Unless, as noted in (1) below, the payment only relates to the current contract.

Analysis: The Company does not have a significant history or renewals with Amazon or similarly situated customers. The Company acknowledges it entered into a similar warrant arrangement with Walmart. However, similar to Amazon, Walmart has not entered into exclusivity agreements or binding purchase orders. That is, while the Company does anticipate ongoing revenue from both Walmart and Amazon, the Company has not obtained, nor does it control any related benefits. This indicates View A is not appropriate.

4. Underlying reason for the payment. An entity should also consider its customary business practices and reason for making the payment. If the payment is a one-time expenditure at the beginning of a new contract (new customer, new product line, etc.) to secure a relationship, that payment may meet the definition of an asset because the payment obtained the contract with the customer.

Analysis: As noted previously, a key factor in the Company approaching Amazon about the waiver of remaining vesting conditions was the Company’s belief that the Warrants are not driving Amazon’s current spending patterns with the Company. That is, given the relatively massive scale of Amazon’s operations, the Company does not view the Warrants as continuing to incentivize Amazon’s decision to execute new purchase orders with the Company. Further, the vesting of the Third Tranche did not secure a relationship given there is no promise of exclusivity or minimum guaranteed purchases from Amazon in exchange. This indicates View A is not appropriate.

In contrast, we believe the following may indicate that View B is appropriate:

1. The payments are recurring and commensurate with the subsequent payments upon renewal. If the entity makes payments at the beginning of each contract and subsequent renewal, it would indicate that the payment only relates to the current contract.

Analysis: For each installment, there is a fixed number of warrants eligible for Amazon to receive. That is, the warrants for each installment could be viewed as commensurate for Amazon’s “contract renewal” of entering into additional revenue contracts. Further, there is no evidence that the Company controls or has obtained the benefit of any future revenue contracts. This indicates View B is appropriate.

2. The entity does not obtain any contractual assurance (e.g. exclusivity or a customer contract) that future contracts will be obtained. If the entity does not obtain any contract (even if short-term) or exclusivity agreement, the entity may not have an asset that it controls.

Analysis: As stated previously, the Company did not obtain any contractual assurance in the form of exclusivity or minimum purchase contract. Therefore, the Company does not have an asset (sufficient to recover the fair value of the Third Tranche) that it controls as a result of the Waiver. This indicates View B is appropriate.

3. The entity is entering into a new market or selling new products or services. If the entity does not have a history to suggest that it will be successful in recovering the payment through the current or future anticipated contracts, it may be inappropriate to defer and amortize the payment longer than the current contract.

Analysis: The Company has been selling to Amazon hydrogen cell batteries (and related infrastructure) for since 2017. However, the Company doesn’t have sufficient evidence to demonstrate the ability to recover the fair value of the Third Tranche via the margins associated with the probable revenue from Amazon. This indicates View B is appropriate.

Based on the additional analysis above of the factors in the KPMG Question, the Company concludes its conclusion to not record an asset is appropriate.

•	Explain how you considered the guidance in ASC 606-10-32-27 in determining the timing of the vesting charge. In particular, clarify why the warrant charges should not be recognized as you recognize revenues for the transfer of the related goods and services to Amazon.

Company Response:

As noted above, the waiver agreement was explicit that in exchange for the waiver, Amazon had no obligation to make any future purchases.

Form 8-K filed November 9, 2020

Exhibit 99.1, page 1

6.	We note your response to comment 3. Based on your description of “gross billings,” it is not clear to us how you determined this amount. Please provide us with an example that clearly illustrates the difference between the amounts: i) invoiced to customers, ii) recognized as revenue, and iii) presented as gross billings. In addition, explain to us how you concluded that gross billings is a metric rather than a non-GAAP measure.

Company Response:

Assume the following revenue amounts for a specific fiscal year:

-	Equipment of $100 million (fully invoiced in that year)

-	Service of $20 million ($1 million invoiced in the current year as part of new service contracts and $19 million invoiced in prior years and recognized as revenue over future years over the service contract term)

-	Provision for warrants of $3 million

Further assume that the Company invoiced and collected $30 million in the current year from new service contracts, only $1 million of which was recognized as revenue in the current year (per above). The remaining $29 million will be recognized in future years over the term of the service contract.

In this example:

-	$130 million is invoiced to customers ($100 million of equipment + $30 million of service).

-	$117 million is recognized as revenue ($100 million of equipment + $20 million of service - $3 million of warrants)

-	$120 million is presented as gross billings ($117 million of recognized revenue + $3 million of warrants).

We determined that gross billings is a metric rather than a non-GAAP measure based on prior discussions with the Staff during, and the results of, a comment letter process that commenced in September 2018 and ultimately concluded in July 2019.

Specifically, the Company received a comment letter from the Staff dated September 5, 2018 and the resolution of comment #1 in that letter led to the Company’s use of gross billings and its treatment of gross billings as a metric. Comment #1 is copied below along with the relevant response from the Company.

In connection with resolving the comment letter, in October and December 2018, the Company had two conference calls with the Staff, primarily to discuss comment #1. In those calls, the Company and the Staff discussed the Company’s proposed revised disclosure approach in regard to comment #1. The October 2018 conference call led to the Company providing a draft response to the Staff on November 28, 2018. The December 2018 conference call included a discussion of the Company’s draft response and led to the Company’s formal response filed on December 27, 2018.

The only change to the Company’s response regarding gross billings from the November 28, 2018 draft response to the December 27, 2018 formal response was to change “gross sales” to “gross billings.” That change was made as a result of a comment from the Staff on the December conference call to not use the term “sales” and on that call the Staff reacted favorably to the Company’s possible use of the term “gross billings”.

Following the December 27, 2018 response, the Staff did not convey any further comments or questions with respect to the gross billings issue. The comment letter was closed in July 2019.

Based on the discussions with the Staff relating to gross billings, the Company’s December 27, 2018 response letter, and the final resolution of the comment letter process without further comments or questions on gross billings, the Company concluded that the Staff concurred with the Company’s use of gross billings as a metric rather than a non-GAAP measure.

Below is an excerpt from the Company’s December 27, 2018 response letter that includes comment #1 and the portion of the Company’s response to comment #1 that relates to gross billings.

Comment #1:

Throughout this filing, you present and discuss revenue and gross profit/(loss) on a gross basis excluding the effects of the provision for the fair value of warrants issued as sales incentives. Tell us how you considered Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures when presenting these measures. That guidance indicates that it is not appropriate to present non-GAAP measures that substitute individually tailored revenue recognition and measurement methods for those of GAAP. This comment also applies to similar presentation within your non-GAAP measures included in your August 9, 2018 Form 8-K earnings release.

Company Response:

As noted in the Company’s initial response in the letter dated September 19, 2018, the Company plans to present non-GAAP measures in future earnings releases. However, the Company intends to revise the presentation of certain measures as described in this response. As noted in the previous response, the Company does not plan on using non-GAAP measures in its Form 10-Q or Form 10-K filings.

The non-GAAP measures and operating metrics to be presented going forward and the Company’s definitions of each measure are as follows:

Gross Billings

The Company’s objective in presenting Gross Billings is to present an operating metric that conveys commercial growth over time. The Company intends to present Gross Billings based on the invoice value of equipment deployed and services rendered. Invoice value of equipment will be measured on a relative basis using cash value within contracts with customers and it will be attributed to the period in which equipment is deployed. To that amount, the Company will add the invoice value for services rendered in the period. These services include fuel provided, extended warranty contracts serviced, power provided under Power Purchase Agreements, etc.

The Company believes Gross Billings as constructed is an operating metric that is not within the scope of Regulation G as pursuant to Reg G §244.101 operating measures are not non-GAAP financial measures.

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If you should have any questions concerning this matter, please contact me at 518-738-0319 or Gerard L. Conway, Jr. at 518-738-0281.

PLUG POWER INC.

By:	/s/ Paul B. Middleton
Name:	Paul B. Middleton
Title:	Chief Financial Officer

Cc:	Gerard L. Conway, Jr. Robert P. Whalen, Jr., Goodwin Procter LLP
Asad Chaudry, KPMG LLP